# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ryerson Holding Corporation, CIK 0001481582
CUSIP: 783754104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 227 W. Monroe St., 27th Floor, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001228754

## Reporting persons
- Platinum Equity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,924,478; sole dispositive power 0; shared dispositive power 1,924,478; aggregate amount beneficially owned 1,924,478 (3.7% of the class)
- Platinum Equity Investment Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,924,478; sole dispositive power 0; shared dispositive power 1,924,478; aggregate amount beneficially owned 1,924,478 (3.7% of the class)
- Platinum Equity Investment Holdings IC (Cayman), LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,924,478; sole dispositive power 0; shared dispositive power 1,924,478; aggregate amount beneficially owned 1,924,478 (3.7% of the class)
- Platinum Equity InvestCo, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,924,478; sole dispositive power 0; shared dispositive power 1,924,478; aggregate amount beneficially owned 1,924,478 (3.7% of the class)
- Platinum Equity Investment Holdings II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,924,478; sole dispositive power 0; shared dispositive power 1,924,478; aggregate amount beneficially owned 1,924,478 (3.7% of the class)
- Platinum Equity Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,924,478; sole dispositive power 0; shared dispositive power 1,924,478; aggregate amount beneficially owned 1,924,478 (3.7% of the class)
- RYPS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,924,478; sole dispositive power 0; shared dispositive power 1,924,478; aggregate amount beneficially owned 1,924,478 (3.7% of the class)
- Tom Gores: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,924,478; sole dispositive power 0; shared dispositive power 1,924,478; aggregate amount beneficially owned 1,924,478 (3.7% of the class)

## Item 1. Issuer
Name of issuer: Ryerson Holding Corporation
Address of issuer's principal executive offices: 227 W. Monroe St., 27th Floor, Chicago, IL 60606

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Platinum Equity, LLC
Platinum Equity Investment Holdings, LLC
Platinum Equity Investment Holdings IC (Cayman), LLC
Platinum Equity InvestCo, L.P.
Platinum Equity Investment Holdings II, LLC
Platinum Equity Partners II, LLC
RYPS, LLC
Tom Gores
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 360 North Crescent Drive, Beverly Hills, CA 90210.
Citizenship: Platinum Equity InvestCo, L.P. is organized under the laws of the Cayman Islands. Tom Gores is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date of this filing, based upon 51,898,653 shares of Common Stock outstanding as of July 24, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2026.

RYPS, LLC is the record holder of the securities reported herein.

Tom Gores is the manager of Platinum Equity, LLC, which is the sole member of Platinum Equity Investment Holdings, LLC, which is the sole member of Platinum Equity Investment Holdings IC (Cayman), LLC which is the general partner of Platinum Equity InvestCo, L.P., which is the sole member of Platinum Equity Investment Holdings II, LLC, which is the senior managing member of Platinum Equity Partners II, LLC, which is the general partner of members controlling a majority of the membership interest of RYPS, LLC. By virtue of these relationships, each of these entities and Mr. Gores may be deemed to share beneficial ownership of the securities held of record by RYPS, LLC.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. 24 Power of Attorney (previously filed).

Exhibit No. 99 Joint Filing Agreement (previously filed).

## Signatures
- Platinum Equity, LLC: /s/ Mary Ann Sigler, Mary Ann Sigler / Executive Vice President, Chief Financial Officer and Treasurer (08/14/2026)
- Platinum Equity Investment Holdings, LLC: /s/ Mary Ann Sigler, Mary Ann Sigler / Vice President, Secretary and Treasurer (08/14/2026)
- Platinum Equity Investment Holdings IC (Cayman), LLC: /s/ Mary Ann Sigler, Mary Ann Sigler / President (08/14/2026)
- Platinum Equity InvestCo, L.P.: By: Platinum Equity Investment Holdings IC (Cayman), LLC, its general partner, By: /s/ Mary Ann Sigler, Mary Ann Sigler / President (08/14/2026)
- Platinum Equity Investment Holdings II, LLC: /s/ Mary Ann Sigler, Mary Ann Sigler / Secretary (08/14/2026)
- Platinum Equity Partners II, LLC: /s/ Mary Ann Sigler, Mary Ann Sigler / Secretary (08/14/2026)
- RYPS, LLC: /s/ Mary Ann Sigler, Mary Ann Sigler / Vice President (08/14/2026)
- Tom Gores: /s/ Mary Ann Sigler, Mary Ann Sigler / Attorney-in-Fact (08/14/2026)